SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of APRIL 2008

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2008

Grupo TMM, S.A.B.

By:
______________________________________
Jacinto Marina
Chief Financial Officer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1 :	Press Release dated April 28, 2008 (GRUPO TMM REPORTS FIRST-QUARTER 2008 FINANCIAL RESULTS)
EXHIBIT 99.2 :	Brief Description of Notices to CNBV and BMV of Financial Statements for the First-Quarter 2008 Financial Results

Exhibit 99.1

TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Chief Financial Oficer	Kristine Walczak (investors, analyst, media)
011-525-55-629-8866 ext. 2901	312-726-3600
jacinto.marina@tmm.com.mx	kwalczak@dresnerco.com

Monica Azar, Investor Relations
917-597-5361 or

011-525-55-629-8866 ext. 3421
monica.azar@tmm.com.mx

GRUPO TMM REPORTS FIRST-QUARTER 2008 FINANCIAL RESULTS

(Mexico City, April 28, 2008) - Grupo TMM, S.A.B. (NYSE: TMM and BMV: TMM A; ”TMM”or the “Company”) a Mexican intermodal transportation and logistics company, reported today its financial results for the first quarter of 2008.

Comparing the first quarter of 2008 with the first quarter of 2007, TMM reported the following results:

     •  Revenues of $85.9 million, up 25.2 percent from $68.6 million
     •  Transportation income of $7.4 million, up 15.6 percent from $6.4 million
     •  Operating margin of 8.6 percent, down 0.7 percentage points
     •  EBITDA of $16.2 million, up 26.6 percent from $12.8 million
     •  Net loss of $10.3 million compared to a net loss of $5.1 million

MANAGEMENT OVERVIEW
José F. Serrano, chairman and chief executive officer of Grupo TMM stated, “During the past several quarters TMM has substantially exceeded year-to-year comparisons in revenues, transportation income an EBITDA.

“We are pleased to announce the issuance in the Mexican Market of the securities of the second tranche of our Trust Certificates Program for $1.55 billion pesos, or approximately $136.9 million dollars, at a rate of TIIE, or Mexico’s Interbank Equilibrium Interest Rate, +195 basis points. These Certificates will be funded Wednesday of this week.

“This accomplishment provides TMM the ability to grow through the acquisition of new ships with long-term financing tied to the useful life of these vessels and is non recourse to the Company. The second issuance of this Program was rated AA- (mex) by Fitch Ratings, reflecting TMM’s continued quality operating performance, increased demand for maritime transportation services and the Mexican Navigation Law principles.

“The proceeds from the second tranche of this Program will be used to acquire additional offshore vessels, to repay existing debt, to fund cash reserves required for the structure and to pay issuance related expenses. We anticipate annual revenues from these new vessels of approximately $29.0 million and an annual EBITDA of approximately $21.8 million. With this issuance the net debt of the Company will increase $90 million.

“We expect to close the third tranche of our Trust Certificates Program for an estimated amount of $3.4 billion pesos in the third quarter of this year. With these proceeds, we anticipate to acquire seven vessels, to include product tankers and highly specialized offshore vessels.

“Pemex has published the final terms for five product tankers under bare boat and ship management contracts. As per their last public announcement, Pemex will receive bids at the end of May and will award these five-year contracts in June. If we were to be awarded with any of these contracts, we would acquire the necessary vessels with proceeds form the third tranche.”

Serrano continued, “At Logistics, our trucking division showed improvement. Gross profit improved $0.6 million from a loss of $0.3 million in the first quarter of 2007 to a profit of $0.3 million in the first quarter of 2008. The average age of our current trucking fleet is five years, which will result in lower maintenance requirements and higher fuel efficiency, thereby improving profit. Our warehousing business continues to show growth quarter over quarter. However, overall results in the Logistics division were impacted by operating costs and expenses in the auto hauling business and by decreased sales in the automobile industry. As we complete the modernization and rehabilitation of equipment in this business, we expect to generate sustainable profit.

“On the financial costs side, the Company continues to pursue alternatives to extend the maturity and reduce the cost of its corporate debt. We believe every quarter we are closer to our goal.”

Serrano concluded, “With continued improvement in consolidated operating profit, the acquisition of additional vessels with contracted revenues in our Maritime division, new equipment and new clients in place at our Logistics division and all our efforts to reduce financial and corporate costs throughout this year, we continue to build a solid platform for profit and growth.”

FINANCIAL RESULTS
Comparing the first quarter of 2008 with the same period of 2007, consolidated revenues improved, specifically at Maritime and Logistics, mainly due to higher volumes. Increased consolidated transportation income for the first quarter of 2008 was mainly due to an improvement of $2.1 million at the Maritime division compared to the same period last year.

Costs and operating expenses of $68.8 million in the first quarter of 2008 increased 28.4 percent, from $53.6 million in the same period of last year. The increase in the first quarter of 2008 was impacted by the appreciation of the peso versus the dollar, by increased revenues, by an increase of $5.9 million of costs in vessel leases due to additional vessels in operation, and by costs related to the Company’s auto hauling business.

Corporate expenses in the first quarter of 2008 were impacted by the appreciation of the peso versus the dollar. The ratio of corporate expenses to total revenue decreased to 5.4 percent in the first quarter of 2008 compared to 6.7 percent in the same period last year.

Other expense, net was $0.9 million in the first quarter of 2008, composed mainly of a non-recurring restructuring cost of $0.4 million and other related expenses.

Net financial cost in the first quarter of 2008 was $16.4 million, increasing $5.8 million compared to $10.6 million incurred in the same period of 2007. This increase was mainly due to a $6.8 million net increase in interests attributable to a higher balance of debt including the first issuance of Trust Certificates and to a $1.1 million increase in exchange loss due to the appreciation of the peso versus the dollar in the first quarter of 2008, partially reduced by an interest decrease of $2.1 million resulting from a prepayment of $50 million of the securitization facility.

BALANCE SHEET

Investment in Fixed Assets
As of March 31, 2008, the Company invested $54.4 million in fixed assets, which included: $36.5 million in the acquisition of one offshore vessel, $14.7 million in the acquisition of two tugboats, $2.4 million in the rehabilitation of the Company’s facilities at Ciudad del Carmen and $0.8 million in Logistics related assets. As of March 31, 2008, the total market value of the Company’s maritime assets is estimated to exceed their book value by $95 million.

Debt
As of March 31, 2008, TMM’s total book value of debt was $508.6 million. This debt is supported by approximately $412 million of long-term contracted revenues.

Total Net Debt as of March 31, 2008 (1)
(Millions of dollars)

Trust Certificates (2)	$273.5
Securitization Facility	124.2
Vessels (3)	91.1
Other Corporate Debt	19.8
Total Debt (4)	508.6
Cash on hand	56.8
Total Net Debt	$451.8

(1).  Book value of debt
(2).  20-year term peso denominated debt, non recourse to the Company and rated AA (mex) by Fitch Ratings
(3).  Includes two chemical tankers, two tugboats and one offshore veseel
(4).  Includes $10.8 million of accrued unpaid interest and is reduced by $24.8 million of issuance related expenses

SEGMENT RESULTS

Maritime

Comparing the first quarter of 2008 with the first quarter of 2007:
     •  Revenues improved 16.7 percent to $48.9 million compared to $41.9 million. Revenues increased at all businesses: in the offshore segment due to an improved revenue mix - in the product tanker segment as a result of operating two additional vessels, in the harbor towage segment due to increased volumes and to operating two additional vessels, and in the chemical tanker segment due to a better freight mix and increased tonnage per trip.
     •  Transportation income improved 19.6 percent to $13.4 million compared to $11.2 million due to profit improvements at all business segments. At the chemical tanker segment, gross profit increased 226 percent to $1.4 million due to operating two owned vessels that were leased in the first quarter of 2007, thereby reducing operating costs.
     •  EBITDA of $18.8 million compared to $16.1 million

Logistics

Comparing the first quarter of 2008 with the first quarter of 2007:
     •  Revenues improved 38.2 percent to $33.3 million compared to $24.1 million. Revenues increased at the trucking segment due to improved freight volumes and to longer hauls, at inbound logistics attributable to higher volumes, and in warehousing operations due to higher inventories. Auto hauling contributed $5.7 million of revenues. Maintenance and repair revenues decreased in the first quarter due to a reduction of container volumes, particularly at a yard facility at Veracruz.
     •  Transportation loss of $1.7 million compared to a transportation loss of $1.3 million, impacted by $5.5 million of costs and operating expenses at the auto hauling business segment, which mainly included fuel, maintenance of equipment and personnel costs, and to a gross loss in inbound logistics due to delays in assembly lines.
     •  EBITDA of $0.6 million compared to a loss of $0.2 million

Ports and Terminals

Comparing the first quarter of 2008 with the first quarter of 2007:
     •  Revenues decreased $0.3 million to $2.4 million compared to $2.7 million. This decrease was mainly due to a reduction of revenues in the cruise ship segment at Acapulco due to a change of routes of two major liners and to lower revenues at the shipping agencies segment. As a result, transportation income decreased $0.3 million to $0.7 million.
     •  EBITDA of $0.9 million compared to $1.3 million

EBITDA COMPARISON BY SEGMENT
(Millions of US dollars)

	Q1 2008	Q1 2007

Maritime	$ 18.8	$ 16.1

Logistics	0.6	(0.2)

Ports	0.9	1.3

Corporate and Others	(4.1)	(4.4)

Total	$ 16.2	$ 12.8

CONFERENCE CALL

TMM’s management will host a conference call and Webcast to review financial and operational highlights on Tuesday, April 29 at 11:00 a.m. Eastern Time.

To participate in the conference call, please dial (877) 888-4605 (domestic) or (416) 695-6320 (international) at least five minutes prior to the start of the event. Accompanying visuals and a simultaneous Webcast of the meeting will be available at http://www.visualwebcaster.com/event.asp?id=47248.

A replay of the conference call will be available through May 6 at 11:59 p.m. Eastern time, by dialing (800)408-3053 or (416) 695-5800, and entering conference ID 626804. On the Internet a replay will be available for 30 days at http://www.visualwebcaster.com/event.asp?id=47248.

Headquartered in Mexico City, TMM is a Latin American intermodal transportation company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s Web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables to follow ...

Grupo TMM, S.A.B. and subsidiaries
*Statement of Income (under discontinuing operations)
- millions of dollars -

	Three months ended
	March 31,
	2008	2007

Ports	2.431	2.734

Maritime	48.953	41.884

Logistics	33.318	24.085

Corporate and Others	1.215	(0.084)

Revenue from freight and services	85.917	68.619

Ports	(1.556)	(1.529)

Maritime	(31.924)	(27.229)

Logistics	(33.837)	(24.919)

Corporate and Others	(1.538)	0.093

Cost of freight and services	(68.855)	(53.584)

Ports	(0.216)	(0.192)

Maritime	(3.625)	(3.403)

Logistics	(1.218)	(0.425)

Corporate and others	(0.003)	(0.004)

Depreciation of vessels and equipment	(5.062)	(4.024)

Corporative expenses	(4.606)	(4.616)

Ports	0.659	1.013

Maritime	13.404	11.252

Logistics	(1.737)	(1.259)

Corporate and Others	(4.932)	(4.611)

Transportation income	7.394	6.395

Other (expenses) income - Net	(0.899)	0.108

Operating Income	6.495	6.503

Financial (expenses) income - Net	(14.512)	(9.838)

Exchange (loss) gain - Net	(1.890)	(0.782)

Net financial cost	(16.402)	(10.620)

Loss before taxes	(9.907)	(4.117)

Provision for taxes		(0.569)

Net Loss for the period	(9.907)	(4.686)

Attributable to :

Minority Interest	0.372	0.374

Equity holders of GTMM, S.A.B.	(10.279)	(5.060)

Weighted average outstanding shares (millions)	56.897	56.963
Loss earnings per share (dollars / share)	(0.18)	(0.09)

Outstanding shares at end of period (millions)	56.888	56.963
Loss earnings per share (dollars / share)	(0.18)	(0.09)

* Prepared in accordance with International Financial Reporting Standards (IFRS).

Grupo TMM, S.A.B. and subsidiaries
*Balance Sheet (under discontinuing operations)
- millions of dollars -

	March 31,	December 31,
	2008	2007

Current assets:
Cash and cash equivalents	56.830	52.235

Accounts receivable
Accounts receivable - Net	50.908	44.812

Other accounts receivable	39.180	32.698

Prepaid expenses and others current assets	15.159	12.506

Total current assets	162.077	142.251

Property, machinery and equipment	502.937	453.069

Cummulative Depreciation	(114.137)	(108.830)

Property, machinery and equipment - Net	388.800	344.239

Other assets	60.113	59.866

Deferred taxes	115.818	115.818

Total assets	726.808	662.174

Current liabilities:
Bank loans and current maturities of long term liabilities	33.596	17.787

Sale of accounts receivable	13.869	13.463

Suppliers	35.149	28.660

Other accounts payable and accrued expenses	47.044	40.127

Total current liabilities	129.658	100.037

Long–term liabilities:
Bank loans and other obligations	350.857	303.229

Sale of accounts receivable	110.292	113.362

Other long–term liabilities	27.303	26.684

Total long–term liabilities	488.452	443.275

Total liabilities	618.110	543.312

Stockholders’ equity:
Common stock	120.998	121.094

Retained earnings	1.609	11.885

Initial accumulated translation loss	(17.757)	(17.757)

Cummulative translation adjusted	(1.924)	(2.263)

	102.926	112.959

Minority Interest	5.772	5.903

Total stockholders’ equity	108.698	118.862

Total liabilities and stockholders’ equity	726.808	662.174

* Prepared in accordance with International Financial Reporting Standards (IFRS)

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flow (under discontinuing operations)
- millions of dollars -

	Three months ended
	March 31,
	2008	2007

Cash flow from operation activities:
Net loss before discontinuing operations	(9.907)	(4.686)

Charges (credits) to income not affecting resources:
Depreciation & amortization	8.766	6.363

Other non-cash items	9.610	10.058

Total non-cash items	18.376	16.421

Changes in assets & liabilities	7.110	2.279

Total adjustments	25.486	18.700

Net cash provided by operating activities	15.579	14.014

Cash flow from investing activities:

Proceeds from sales of assets	0.038	0.620

Payments for purchases of assets	(54.390)	(32.445)

Acquisition of shares of subsidiaries		28.275

Common stock decrease of subsidiaries	(0.490)

Net cash used in investment activities	(54.842)	(3.550)

Cash flow provided by financing activities:

Short-term borrowings (net)	2.743	5.396

Sale (repurchase) of accounts receivable (net)	(7.296)	(10.108)

Repayment of long-term debt	(4.744)	(10.507)

Proceeds from issuance of long-term debt	53.250

Sale (Acquisition) of trasury shares, net	(0.095)

Net cash provided (used in) by financing activities	43.858	(15.219)

Net increase (decrease) in cash	4.595	(4.755)

Cash at beginning of period	52.235	38.666

Cash at end of period	56.830	33.911

*Prepared in accordance with International Financial Reporting Standards (IFRS)

Exhibit 99.2

Brief Description of Notices to CNBV and BMV of
Financial Statements for the First Quarter 2008 Financial Results

Required quartely financial information consists of the financial information filed with the CNBV and the BMV (under discontinuing operations). Specifically required are, among other data, balance sheet, income statement, profit and loss statement, certain financial ratios, a descriptive breakdown of all issued shares and list of directors and officers.